October 21, 2025

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Themes ETF Trust (the “Trust”)

Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-271700 and 811-23872

Dear Mr. Brutlag:

This correspondence responds to the comment received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Leverage Shares 2X Long BLSH Daily ETF (the “Fund”). For your convenience, your comment is summarized below with the response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: Please provide the staff with the ticker symbol for review.

Response: The ticker symbol for the Fund will be BLSG.

2.	Comment: With respect to the Fund’s Principal Investment Strategies section on page 3, please bold the following sentence: If the Underlying Security moves more than 50% on a given trading day in a direction adverse to the Fund, the Fund’s investors would lose all of their money.

Response: The Registrant respectfully declines to make this change as there is a similar sentence in the second paragraph on page 1 that is bolded as follows: “An investor could lose the full principal value of his/her investment within a single day if the price of the Underlying Security falls by more than 50% in one trading day.”

3.	Comment: Please add a risk related to collateral investments in the Fund’s Principal Investment Risks section.

Response: The Registrant has added the following disclosure to the Principal Risks of Investing in the Fund section:

Collateral Risk. Although collateral can be taken to mitigate the risk of counterparty default, there is a risk that collateral taken, particularly in the case of securities, when realized, could decline or may not generate sufficient liquidity to settle the debts of the counterparty. This may be due to factors such as improper pricing of collateral, weaknesses in the valuation of collateral on a regular basis, adverse market movements in the collateral value, deterioration of the credit rating of the collateral issuer or the illiquidity of the market in which the collateral is negotiated.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

4.	Comment: In the last paragraph on page 3, please enhance the description of BLSH to make it more clear that BLSH is a global crypto exchange that allows customers to buy sell and exchange digital assets, including bitcoin and ether. Please also emphasize BLSH’s IPO, noting the company went public in August of 2025. Please consider the adequacy of the risk disclosure regarding the fact that the IPO was recent and we don’t know how it will trade.

Response:  The Registrant has amended the description of BLSH as follows: “Bullish is a cryptocurrency exchange and a digital asset infrastructure company. Bullish operates a regulated platform for trading digital assets, including spot and derivatives markets, and also owns the crypto news site CoinDesk.”

The Registrant notes that the Fund’s risk disclosure includes IPO Risk. The Registrant further notes the added disclosure included in response to Comment 5.

5.	Comment: On page 6, in BLSH Investing Risk, please add disclosure that BLSH commenced trading on the NYSE in August 2025 and there is limited data on which the investors can evaluate the security.

Response: The following sentence has been added as the last sentence to the paragraph beneath the chart on page 8: “Given that BLSH recently commenced trading in August 2025, there is limited data on which investors can evaluate the security.”

6.	Comment: In the Additional Information About the Fund section, please restate the Fund’s investment objective.

Response: The Registrant has updated the disclosure accordingly.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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